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                           [EXEGENICS INC. LETTERHEAD]




                                                              November 27, 2002

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:   eXegenics Inc.
               Registration Statement on Form S-4 (No. 333-100906)


Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, eXegenics Inc. (the "Company") hereby requests that the Securities and Exchange Commission approve the withdrawal of the above-referenced registration statement, which was originally filed with the Securities and Exchange Commission on October 31, 2002.

         The registration statement was filed in connection with the proposed merger of a subsidiary of the Company with Innovative Drug Delivery Systems, Inc. The Company requests withdrawal of the registration statement due to the termination of the merger agreement by the parties on November 25, 2002. No securities have been sold under the registration statement.

         Please contact our counsel, Joel I. Papernik, of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., at (212) 935-3000 with any questions concerning this application.


                                          Sincerely,

                                          /s/ Ronald L. Goode, Ph.D.
                                          -------------------------------------
                                          Ronald L. Goode, Ph.D.
                                          President and Chief Executive Officer